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Exhibit 99(a)(8)

Tender Offer Relating to Guilford Mills, Inc. Common Shares Completed

        NEW YORK, NY, April 2, 2004—A cash tender offer to acquire the outstanding shares of Guilford Mills, Inc. ("Guilford") (OTC Bulletin Board: GMIL) for $19.00 net per share, without interest, has been completed by GMI Merger Corporation ("GMI"), which is an affiliate of Cerberus Capital Management, L.P. ("Cerberus"). Approximately 5,162,204 million shares (including approximately 1,047 shares subject to guaranteed delivery) of Guilford's common stock, representing approximately 94% percent of Guilford's outstanding common stock, were tendered in the offer. GMI has accepted for payment all validly tendered shares. Payments for accepted shares will be made through EquiServe Trust, the depositary for the offer.

        GMI intends to complete its acquisition of Guilford through a merger today. As a result of the merger, all remaining publicly held shares of Guilford common stock that were not validly tendered and purchased in the tender offer, except those shares for which appraisal rights under applicable law are properly exercised, will be converted into the right to receive $19.00 net per share in cash, without interest, subject to applicable withholding.

        Following the merger, Guilford will become a wholly owned subsidiary of GMI Holding Corporation, also an affiliate of Cerberus.

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  Exhibit 99(a)(8)